Exhibit 99.2

EXETER RESOURCE CORPORATION

Computershare

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Special Meeting to be held on Thursday, March 11, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. If no choice has been specified or if both choices have been specified, the proxy will be voted FOR each of the motions described herein.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. Fold

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 P.M. (Pacific Time), on Tuesday, March 9, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

To Vote Using the Internet

• Call the number listed BELOW from a touch tone

• Go to the following web site: telephone. www.investorvote.com

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We, being holder(s) of Exeter Resource Corporation hereby appoint: Louis Montpellier, a Director of the Company, or failing him, Douglas Scheving, a Director of the Company, or failing him, Cecil Bond, the Chief Financial Officer of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management designees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Exeter Resource Corporation to be held at the offices of Exeter Resource Corporation at AXA Place, Suite 1260, 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2, on March 11, 2010 at 3:00 P.M. (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. Arrangement Resolution

To approve by Special Resolution, the full text of which is set out in Schedule “A’ to the Information Circular, an arrangement under section 288 of the Business Corporations Act (British Columbia) among the Company, its shareholders and Extorre Gold Mines Limited.

For Against

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2. Amendment of Exeter Stock Option Plan

To approve certain amendments to the Company’s Stock Option Plan dated January 21, 2004, as amended.

For Against

3. Adoption of Extorre Gold Mines Limited Stock Option Plan

To approve a stock option plan for Extorre Gold Mines Limited.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

Signature(s) Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

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